

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 20, 2017

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
925 North La Brea Avenue
Los Angeles, CA 90038

> **Re: StartEngine Crowdfunding, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Filed June 23, 2017**
> **File No. 361-00101**

Dear Mr. Marks:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part II - Offering Circular

Risk Factors

There is no current market for our Common Stock, page 12

1. We refer to the transfer and irrevocable proxy provisions set forth in Section 1(f) and Section 5, respectively, of the subscription agreement filed as exhibit 4. Please revise the risk factor regarding the illiquidity of your common stock to address how the transfer and irrevocable proxy provisions may further impact the ability of investors to sell their shares.

Plan of Distribution and Selling Shareholders, page 16

2.   You state that investor funds will be held in an escrow account. Please expand to describe more clearly the events or contingencies that must occur for the funds to be released to you and for the purchased securities to be delivered to investors in the initial closing and thereafter. Please also explain the disclosure under the subheading "Investors' Tender of Funds" indicating that after the first closing, the company will accept funds "directly from the investors." In addition, clarify under what circumstances, if any, escrowed funds may be returned to investors and explain the procedures and anticipated timing. In this regard, we note there is no minimum offering amount.

Security Ownership of Management and Certain Shareholders, page 34

3.   We note from your disclosure on page 37 that there are 3,500,000 shares of Series Seed Preferred Stock outstanding. We also note that the beneficial ownership table reflects the beneficial ownership of an aggregate of only 400,000 shares of Series Seed Preferred Stock. To the extent that the additional outstanding shares of Series Seed Preferred Stock are held by officers, directors, or 10% owners of a class of your voting securities, please revise the beneficial ownership table accordingly. Refer to Item 12 of Part II of Form 1-A.

You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Sara Hanks, Esq.
       Jamie Ostrow, Esq.
       KHLK, LLP